EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2014

General

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was redomiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

UMeWorld's mission is to facilitate the interaction between people -- "You" and "Me," -- through its digital platforms.

UMeLook.com, an online video platform focused on bringing foreign video content to China, is deployed through a sophisticated CDN (Content Delivery Network) with broad coverage throughout mainland China, Hong Kong & Taiwan. UMeLook.com plans to be the go to source of foreign video content for the Chinese viewer across any Internet-enabled device in China. UMFun.com is a cost effective, engaging and fun to use assessment and tutoring platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items according to the student’s learning needs.

Recent Developments

On July 23, 2014, the Company announced a strategic partnership with China Mobile to market UMFun to over 10 million paid subscribers on its Kindergarten – Grade 12 educational platform in the Guangdong Province. This K-12 educational platform services 90% of the schools in the Guangdong Province and is widely used by teachers, parents and schools. China Mobile generated US$90 million in sales from the K-12 educational platform in the Guangdong Province in 2012, and approximately US$112 million from the same province in 2013 and is projected to generate US$132 million in 2014. The Company expects to generate 2 million paid subscribers from this K-12 educational platform in fiscal 2015.

Overview of Results of Operations

Three Months Ended	Jun 30 2014 $	Mar 31 2014 $	Dec 31 2013 $	Sep 30 2013 $	Jun 30 2013 $	Mar 31 2013 $	Dec 31 2012 $	Sep 30 2012 $
Net Sales	0	0	0	210,000	90,000	90,000	370,329	69,659
Net Income (Loss)	(2,930,221)	(332,852)	(228,222)	(19,211,385)	(652,464)	(24,163)	253,152	(69,409)
Net Income (Loss) per Share (1)	(0.0329)	(0.0038)	(0.0026)	(0.2157)	(0.0074)	(0.0003)	0.0029	(0.0016)

Financial Results for the Third Fiscal Quarter Ended June 30, 2014

For the third fiscal quarter of 2014, UMeWorld reported US$0 revenue. The Company expects to generate revenue from the China Mobile partnership in the first fiscal quarter of 2015.

General and administrative expenses for the quarter were US$265,202, a 22.8% increase year-over-year. This increase was primarily attributable to an increase in head count, bandwidth fees and marketing expenses which were associated with the general growth of the Company's overall business.

Stock-based compensation expenses related to stock-option grants were US$2,639,937 in the third quarter of fiscal year 2014 as compared to US$0 in the same period of the prior fiscal year.

Net loss attributable to UMeWorld for the quarter was US$2,930,221, compared to net loss attributable to UMeWorld of US$652,464 in the same period of the prior fiscal year. The increase was primarily attributable to US$2,639,937 in stock-based compensation related to stock-option grants and higher operating costs.

As of June 30, 2014, the Company had US$893,903 in cash and cash equivalents, compared to US$939,909 as of March 31, 2014.

Financial Results for the Nine Months Ended June 30, 2014

For the first nine months of fiscal year 2014, UMeWorld reported US$0 revenue. The Company expects to generate revenue from the China Mobile partnership in the first fiscal quarter of 2015.

General and administrative expenses for the first nine months of fiscal year 2014 were US$791,763, representing a 94.2% increase year-over-year. This increase was primarily attributable to an increase in head count, bandwidth fees and marketing expenses which were associated with the general growth of the Company's overall business.

Stock-based compensation expenses related to stock-option grants were US$2,639,937 for the first nine months of fiscal 2014 as compared to US$0 in the same period of the prior fiscal year.

Net loss attributable to UMeWorld for the first nine months of fiscal 2014 was US$3,502,422, compared to net loss attributable to UMeWorld of US$422,196 in the same period of the prior fiscal year. The increase was primarily attributable to US$2,639,937 in stock-based compensation related to stock-option grants and higher operating costs.

Outlook for Fourth Quarter of Fiscal Year 2014

The Company does not expect to generate any revenue in the fourth fiscal quarter of 2014. Based on the initial success of the China Mobile/UMFun partnership development, the Company expects to generate revenue in the first fiscal quarter of 2015. This forecast reflects UMeWorld's current and preliminary view, which is subject to change.

Liquidity and Capital Resources

Since inception, the Company has financed operations primarily from the issuance of Common Stock. The Company expects to continue Common Stock issuances and issuance of promissory notes to fund its ongoing activities.

The Company currently does not have sufficient resources to carry out its entire business strategy. Therefore, the Company will need to raise additional capital to fund its operations sometime in the future. The Company cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to its existing stockholders, and debt financing, if available, may involve restrictive covenants on its business and also the issuance of warrants or conversion features which may further dilute its existing stockholders.

The Company expects to continue to spend capital on:

1.	marketing and brand promotion of UMeLook.com; and
2.	development, sales and marketing activities related to UMFun.com, its digital education platform.

The inability to raise capital would have a material adverse effect on the Company.

Internal Control over Financial Reporting

During the three-month period ended June 30, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.